UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

(Mark one)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-3722

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Atlantic American Corporation
401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Atlantic American Corporation
4370 Peachtree Rd., N.E.
Atlanta, Georgia 30319

TABLE OF CONTENTS

SIGNATURES

Financial Statements and Schedules

Consent of BDO USA, LLP

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Atlantic American Corporation
401(k) Retirement Savings Plan
(Name of Plan)

Date:	May 12, 2011	/s/ John G. Sample, Jr.
John G. Sample, Jr.
Senior Vice President, CFO and Secretary
Atlantic American Corporation

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

The following exhibits are filed herewith:

Exhibit 1:	Financial Statements and Supplemental Schedule for the years ended December 31, 2010 and 2009 together with Report of Independent Registered Public Accounting Firm
Exhibit 2:	Consent of BDO USA, LLP Independent Registered Public Accounting Firm

Exhibit 1

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

For the Years Ended December 31, 2010 and 2009

with
Report of Independent Registered Public Accounting Firm

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

December 31, 2010 and 2009

Notes to Financial Statements...4

Supplemental Schedule:

Schedule H, Line 4i:  Schedule of Assets (Held at End of Year)...............................................................................................................................................................19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
Atlantic American Corporation 401(k) Retirement Savings Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Atlantic American Corporation 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP
Atlanta, Georgia
May 12, 2011

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009
Assets:
Cash	$ 951	$ 11,291
Investments, at fair value (Note 3)
Common/collective trusts	1,069,756	913,829
Employer securities	748,687	495,884
Registered investment companies	8,451,912	6,472,957
Total investments	10,270,355	7,882,670
Receivables:
Employer contributions	2,640	-
Participant contributions	9,576	-
Notes receivable from participants	119,972	99,458
Total receivables	132,188	99,458

NET ASSETS AVAILABLE FOR BENEFITS	$ 10,403,494	$ 7,993,419

The accompanying notes are an integral part of these financial statements.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2010

Additions to Net Assets
Contributions:
Participants	$ 614,821
Company	411,684
Rollovers	604,673

TOTAL CONTRIBUTIONS	1,631,178

Interest and dividend income	142,421

Net appreciation in fair market value of investments (Note 3)	1,255,108

TOTAL ADDITIONS TO NET ASSETS	3,028,707

Deductions from Net Assets
Benefit payments to participants	581,917
Fees	36,715

TOTAL DEDUCTIONS	618,632

Net Increase	2,410,075

Net Assets Available for Benefits at Beginning of Year	7,993,419

Net Assets Available for Benefits at End of Year	$ 10,403,494

The accompanying notes are an integral part of these financial statements.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 1—DESCRIPTION OF THE PLAN

The following description of the Atlantic American Corporation 401(k) Retirement Savings Plan (the “Plan”) provides only general information.  Participating members (“Participants”) should refer to the Plan document for a more complete description of the Plan’s provisions.  Information with regard to eligibility, contributions, distributions, vesting, withdrawals, restoration, loans, fund redistribution, and definitions of all terms are contained in that document.

General: The Plan is a defined contribution plan available to all U.S. employees of Atlantic American Corporation and its subsidiaries (collectively, the “Company”).  All employees of the Company, except collective bargaining employees, nonresident aliens, and leased employees are eligible to participate and are automatically enrolled, effective on the date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Participating Companies: As of December 31, 2010, the Company owned three insurance subsidiaries, Bankers Fidelity Life Insurance Company, American Southern Insurance Company and its wholly owned subsidiary, American Safety Insurance Company, in addition to one non-insurance company, xCalibre Risk Services, Inc.  All four of these subsidiaries were eligible to participate in the Plan in 2010.

Plan Administration: Wells Fargo Bank, N.A. successor-by-merger to Wachovia Bank, N.A. (the “Trustee”) is the Trustee of the Plan and has custodial responsibility for the Plan’s assets, including the authority and power to, among other things, invest the principal and income of the Plan’s assets.

Contributions: Eligible employees automatically become a participant and are enrolled into the Plan at a 4% deferral rate on their date of hire.  At any time, a participant may cease his or her contribution or change his or her deferral percentage in 1% increments up to 50% of his or her annual compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code (the “Code”), and elect to contribute into any of the investment funds offered by the Plan.  Participant pre-tax limitations were limited to $16,500 for both 2010 and 2009.

Participants may also contribute amounts representing distributions from other qualified benefit plans.  These contributions, if any, are classified as rollover contributions in the statement of changes in net assets available for benefits.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions to the Plan.  The maximum individual catch-up contribution amount was $5,500 for both 2010 and 2009.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 1—DESCRIPTION OF THE PLAN—Continued

On January 1, 2009, the Company adopted safe harbor plan provisions such that the Plan would operate on a safe harbor basis.  Safe harbor contributions are fully vested immediately.  The Company provides a matching contribution equal to a certain percentage of each participant’s contributions.  The Company may also make profit-sharing contributions, at its discretion, which will be allocated among all eligible participants in the Plan whether they make contributions or not.  For the year ended December 31, 2010, the Company’s matching contribution equaled 50% of up to the first 4% of a participant’s pre-tax contribution.  In addition to the matching contribution, in 2010 the Company also made a safe harbor non-elective contribution of 3% of compensation totaling $263,797.  In May 2010, certain employees of American Southern elected to roll over into the Plan $583,290 of distributions from the Company’s previously terminated qualified pension plan.  For the year ended December 31, 2009, the Company’s matching contribution equaled 100% of each participant’s tax deferred contribution up to the first 4% of eligible compensation.  All employer matching contributions are made in cash.

Vesting: Participants are always fully vested in their own contributions, safe harbor matching and non-elective contributions and any discretionary profit sharing contributions.  Each participant becomes vested in the pre-2009 Company matching stock contributions based on years of continuous service.  The vesting percentage for the pre-2009 Company matching stock contributions are as follows:

Years of service:
Less than one	0%
One	20%
Two	40%
Three	60%
Four	80%
Five	100%

In addition, participants become fully vested upon retirement, death, or disability.

Benefits: Upon termination of service due to death, disability, retirement, or separation from service, a participant or his or her beneficiary with a vested balance greater than $5,000 may elect to receive an amount equal to the value of the participant’s vested interest in his or her account or they may remain in the Plan but contributions cease.  The form of payment, selected by the participant or his or her beneficiary, is either a lump-sum distribution or a direct rollover into a qualified retirement plan or individual retirement account.  A vested balance less than $5,000 is automatically distributed to the terminated participant or his or her beneficiary in the quarterly period following termination, unless otherwise directed.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 1—DESCRIPTION OF THE PLAN—Continued

Participant Accounts:  Individual accounts are maintained for each of the Plan’s participants and reflect the participant’s contributions, employer contributions, and the participant’s share of the Plan’s investment income (loss).  Allocations of income (loss) are based on the proportion that each participant’s account balance bears to the total of all participant account balances and their investment elections.

Investment Options: Participants may direct their contributions and any related earnings into several investment options in 1% increments.  Participants may change their investment elections at any time.  As of December 31, 2010, participants in the Plan may invest in any of the following investment options:

•
Allianz NFJ Dividend Value Fund – seeks long-term growth of capital and income.  The fund invests at least 80% of assets in common stocks and other equity securities of companies that pay or are expected to pay dividends.  It invests primarily in common stocks of companies with market capitalizations greater than $3.5 billion.  In addition to common stocks and other equity securities, the fund may invest in real estate investment trusts (REITs) and in non-U.S. securities, including emerging market securities.

•
Atlantic American Corporation Common Stock Fund – is comprised of Atlantic American common stock and a small percentage of cash to allow for daily transfers in and out of the fund.  Fund performance will differ from the actual performance of Atlantic American common stock because of the cash held in the fund for liquidity purposes.

•
Baron Growth Fund – seeks capital appreciation.  The fund invests primarily in common stocks of smaller growth companies selected for their capital appreciation potential.  It considers a small-sized company as one having a market value of under $2.5 billion at the time of purchase.  The fund seeks to purchase securities that are expected to increase in value 100% in four years and then double again in the following four or five years.

•
Columbia Mid Cap Value Fund – seeks to provide long-term growth of capital.  The fund normally invests at least 80% of net assets in equity securities of companies that have market capitalizations in the range of the companies in the Russell Midcap Value Index that are believed to be undervalued and have the potential for long-term growth.  It may invest up to 20% of total assets in foreign securities.  The fund also may invest in REITs.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 1—DESCRIPTION OF THE PLAN—Continued

•
Columbia Small Cap Value Fund – seeks long-term growth of capital.  The fund normally invests at least 80% of net assets in equity securities of companies that have market capitalizations in the range of the companies in the Russell 2000 Value Index that are believed to be undervalued and have the potential for long-term growth of capital.  It may invest up to 20% of total assets in foreign securities and also may invest in REITs.

•
DFA International Value Fund – seeks long-term capital appreciation.  The fund normally invests substantially all of its assets in the DFA International Value Series.  The DFA International Value Series, using a market capitalization weighted approach, purchases stocks of large non-U.S. companies in countries with developed markets that the Advisor determines to be value stocks.

•
Fidelity Puritan Fund – seeks income and capital growth consistent with reasonable risk.  The fund invests 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities.  It invests at least 25% of total assets in fixed-income senior securities (including debt securities and preferred stock).  The fund also invests in domestic and foreign issuers and in Fidelity’s central funds.

•
Invesco Dynamics Fund – seeks long-term capital growth.  The fund normally invests in equity securities of companies that have a market capitalization within the range of the largest and smallest capitalized issuers included in the Russell Mid Cap Index.  It may invest up to 25% of its total assets in foreign securities.

•
Oppenheimer Global Opportunities Fund – seeks capital appreciation, consistent with preservation of principal, while providing current income. The fund primarily invests in equity securities of issuers in the U.S. and foreign countries but may invest in debt securities with up to 25% of assets in bonds rated below investment grade.  The fund can invest in any country, including developed or emerging markets, but currently emphasizes investments in developed countries.  As a fundamental policy, it normally invests in at least four countries.

•
PIMCO Total Return Fund – seeks maximum total return. The fund normally invests at least 65% of total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.  It may invest all assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage or asset-backed securities.  The fund also invests up to 10% of total assets in preferred stocks.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 1—DESCRIPTION OF THE PLAN—Continued

•
Putnam International Capital Opportunities Fund – seeks long-term capital appreciation.  The fund normally invests in common stocks of companies outside the United States that are believed to have favorable investment potential.  It primarily invests in equities of small-to mid-capitalization issuers, however, it can invest in companies of any size.  The fund may also invest in securities issued in both developed and emerging markets.

•
T. Rowe Price Blue Chip Growth Fund – seeks long-term growth of capital; income is secondary.  The fund will normally invest at least 80% of assets in the common stocks of large and medium-sized blue chip growth companies.  These are firms that are well established in their industries and have the potential for above-average earnings growth.  It focuses on companies with leading market position, seasoned management and strong financial fundamentals.  While the fund invests most assets in U.S. common stocks, it may also purchase other securities including foreign stocks, futures and options.

•
T. Rowe Price Retirement Strategy Funds – seeks the highest total return over time consistent with an emphasis on both capital growth and income.  The funds invest in a set of underlying T. Rowe Price mutual funds representing a variety of asset classes and investment styles.  Each fund’s asset mix becomes more conservative – both prior to and after the respective stated target date – as time elapses.  Once a fund reaches its most conservative planned allocation, approximately 30 years after its stated target retirement date, its allocation to stocks will remain fixed at approximately 20% of assets.  The remainder will be invested in 60% fixed income securities and 20% short-term securities.

•
Vanguard Mid Cap Index Fund – seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks. The fund employs a passive management investment approach designed to track the performance of the MSCI US Mid Cap 450 Index, a broadly diversified index of the stocks of medium-size U.S. companies.  It attempts to replicate the target index by investing all, or substantially all, of assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

•
Vanguard Small Cap Index Fund – seeks to track the performance of a benchmark index that measures the investment return of small capitalization stocks.  The fund employs a passive management investment approach designed to track the performance of the MSCI US Small Cap 1750 Index, a broadly diversified index of the stocks of smaller U.S. companies.  It attempts to replicate the target index by investing all, or substantially all, of assets in the stocks that make up the index,

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 1—DESCRIPTION OF THE PLAN—Continued

holding each stock in approximately the same proportion as its weighting in the index.

•
Vanguard Total Bond Market Index Fund - seeks to track the performance of a broad, market-weighted bond index. The fund invests by sampling the index. It invests at least 80% of assets in bonds held in the index. The fund maintains a dollar-weighted average maturity consistent with that of the index, ranging between 5 and 10 years.

•	Wells Fargo Enhanced Stock Market Fund – seeks to provide a total rate of return equal to or exceeding that of the S&P 500 market index.

•
Wells Fargo Stable Return Fund – seeks to provide a moderate level of stable income without principal volatility while seeking to maintain adequate liquidity and returns superior to shorter maturity instruments.  The fund invests in a variety of investment contracts and instruments issued by selected high-quality insurance companies and financial institutions.

Forfeitures: Amounts forfeited from non-vested accounts, if any, are generally used to pay for Plan expenses or reduce future employer contributions.  Forfeitures of $20,774 were used to offset administrative expenses charged to the Plan in 2010 and no forfeitures were used to reduce employer contributions.  At December 31, 2010 and 2009, $43,841 and $49,946, respectively, were available to be used in the future.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Participants may elect to have their loans disbursed from specific investment funds.  Loan terms range from six months to five years or within a reasonable time if used for the purchase of a primary residence.  The loans are secured by the vested value of the participants’ account balances and bear interest at the prime rate of interest on the date of the loan plus 1%.  Principal and interest are paid ratably through payroll deductions.

Specified Hardship Withdrawals:  Upon written application to the Trustee by a participant for a specified hardship withdrawal, the participant may withdraw from his or her fund accounts.  Such withdrawal may be made only upon the express determination that it is necessary to prevent a severe financial hardship to such participant and specific to the following events: expenses for medical care; costs directly related to the purchase of a principal residence;

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 1—DESCRIPTION OF THE PLAN—Continued

payment of tuition and related educational fees; and to prevent eviction from a principal residence or foreclosure on the mortgage of a principle residence.  A participant who has made a specified hardship withdrawal may include any amounts necessary to pay federal, state or local income taxes or penalties reasonably anticipated to result from the distribution; shall make no more than one withdrawal during any calendar quarter; and shall incur a mandatory suspension of all contributions for twelve months after such withdrawal.

Administrative Expenses: The Company pays certain administrative expenses of the Plan.  Trustee fees are paid by the Plan.  Fees resulting from individual participant transactions, such as loan origination and benefit payments, or certain investment elections, are paid by the participant and are included in the fee amount on the statement of changes in net assets available for benefits.

NOTE 2—ACCOUNTING POLICIES

Use of Estimates and Basis of Accounting:  The financial statements of the Plan are prepared under the accrual method of accounting.  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

As described in Accounting Standards Codification 946-210, Financial Services – Investment Companies, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts provided that those net assets available for benefits are established under a trust whereby the trust itself is adopted as part of one or more qualified employer-sponsored defined contribution plans. The Plan invests in investment contracts through collective trusts. The contract value of these investments is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the collective trusts approximates contract value as of December 31, 2010 and 2009.

Investment Valuation and Income Recognition:  The Plan's investments are stated at estimated fair value. Where available, quoted market prices are used to value investments. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 2—ACCOUNTING POLICIES—Continued

year-end. Participant loans are valued at their unpaid principal balance plus any accrued but unpaid interest.  The Plan's interest in the common/collective trusts is valued based on information reported by the investment advisor using the audited financial statements.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.

Investment securities, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The following describes the fair value hierarchy and provides information as to the extent to which the Plan uses fair value to measure financial instruments and information about the inputs used to value those financial instruments.  The fair value hierarchy prioritizes the inputs in the valuation techniques used to measure fair value into three broad levels.

Level 1
Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.  The Plan did not classify any of its assets as Level 1 instruments.

Level 2
Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets or liabilities.  The Plan assets identified as Level 2 instruments include certain common/collective trusts, employer securities and registered investment companies.

Level 3
Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk).  The Plan assets identified as Level 3 instruments include stable value funds.  Fair value is based on criteria that use assumptions or other data that are not readily observable from objective sources and provided primarily from the sponsors of the underlying funds.  As of December 31, 2010 and 2009, the Plan’s stable value funds valued using Level 3 criteria totaled $704,256 and $567,598, respectively.  The use of different criteria or assumptions regarding data may have yielded different valuations.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 2—ACCOUNTING POLICIES—Continued

As of December 31, 2010, assets carried at fair value were measured on a recurring basis as summarized below:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Common/collective trusts
*Stable value funds	$ -	$ -	$ 704,256	$ 704,256
Other	-	365,500	-	365,500
Subtotal	-	365,500	704,256	1,069,756
Employer securities	-	748,687	-	748,687
Registered investment companies:
Growth funds	-	2,171,662	-	2,171,662
Value funds	-	1,106,475	-	1,106,475
Balanced funds	-	1,061,306	-	1,061,306
Target date funds	-	1,956,601	-	1,956,601
International funds	-	293,414	-	293,414
Index funds	-	427,281	-	427,281
Fixed income funds	-	1,209,386	-	1,209,386
Other funds	-	225,787	-	225,787
Subtotal	-	8,451,912	-	8,451,912

Total	$ -	$ 9,566,099	$ 704,256	$10,270,355

*The Wells Fargo Stable Return Fund invests in guaranteed investment contracts and has certain withdrawal restrictions for liquidity reasons.  The provisions of the trust provide that withdrawals for other than normal benefit payments and participant directed transfers may require up to twelve months advance notice.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 2—ACCOUNTING POLICIES—Continued

As of December 31, 2009, assets carried at fair value were measured on a recurring basis as summarized below:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Common/collective trusts
Stable value funds	$ -	$ -	$ 567,598	$ 567,598
Other	-	346,231	-	346,231
Subtotal	-	346,231	567,598	913,829
Employer securities	-	495,884	-	495,884
Registered investment companies:
Growth funds	-	1,907,563	-	1,907,563
Value funds	-	931,923	-	931,923
Balanced funds	-	999,848	-	999,848
Target date funds	-	879,401	-	879,401
International funds	-	249,421	-	249,421
Index funds	-	159,180	-	159,180
Fixed income funds	-	1,122,106	-	1,122,106
Other funds	-	223,515	-	223,515
Subtotal	-	6,472,957	-	6,472,957

Total	$ -	$ 7,315,072	$ 567,598	$ 7,882,670

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 2—ACCOUNTING POLICIES—Continued

The following is a roll-forward of the financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the two years ended December 31, 2010.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Stable Value Funds

Balance, January 1, 2009	$ 483,358
Contributions	281,761
Withdrawals	(207,702)
Net appreciation in fair value	10,181
Balance, December 31, 2009	567,598
Contributions	1,161,355
Withdrawals	(1,041,562)
Net appreciation in fair value	16,865
Balance, December 31, 2010	$ 704,256

The Plan assets identified as Level 3 instruments are comprised solely of stable value funds.  They are not actively traded and valuation techniques used to measure their fair value are primarily based on data provided from the sponsors of the underlying stable value funds.

Net Appreciation (Depreciation): Net realized gains (losses) and unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair market value of investments.

Payment of Benefits:  Distributions to participants are recorded when payment is made.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 2—ACCOUNTING POLICIES—Continued

New Accounting Pronouncements:

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-6, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements (“ASU 2010-6”), which requires entities to make disclosures about recurring and nonrecurring fair value measurements.  In accordance with ASU 2010-6, the reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.  ASU 2010-6 also requires an entity to present separately information about purchases, sales, issuances, and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3).  The disclosures in ASU 2010-6 are effective for interim and annual reporting periods beginning after December 15, 2009, except for purchases, sales, issuances, and settlements in the roll forward activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.  See Note 2, Accounting Policies, for expanded disclosures.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans.  ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 is effective retrospectively for fiscal years after December 15, 2010, with early adoption permitted. The Plan adopted ASU 2010-25 as of December 31, 2010. Upon adoption, there was no material impact to the Plan.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 3—INVESTMENTS

The estimated fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2010 and 2009 are as follows:

	2010	2009
Allianz NFJ Dividend Value Ins. Fund	$ 632,246	$ 566,394
Atlantic American Corporation Common Stock Fund	748,687	495,884
Baron Growth Fund	526,365	514,780
Fidelity Puritan Fund	1,061,306	999,848
Invesco Dynamics I Fund	537,071	462,575
PIMCO Total Return II (I) Fund	1,209,386	1,122,106
T. Rowe Price Blue Chip Growth Fund	1,108,226	930,207
T. Rowe Price Retirement Fund 2010	688,476	*
T. Rowe Price Retirement Fund 2015	536,442	*
Wells Fargo Stable Return Fund G	704,256	*
Wachovia Diversified Stable Value A Fund	*	567,598

*not greater than 5% at December 31, 2010 or 2009, as applicable

Net appreciation in fair market value of investments by major investment type for the year ended December 31, 2010 is as follows:

Employer securities - Common stock	$ 254,259
Registered investment companies	949,421
Common/collective trusts	51,428

$ 1,255,108

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 4—NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets as of December 31, 2010 and 2009 and the significant components of the change in net assets for the years then ended relating to the Company’s common stock (nonparticipant-directed investments) is as follows:

	2010	2009
Net Assets:
Common Stock – Atlantic American Corporation	$ 982	$ 5,950

Changes in Net Assets:
Net appreciation in fair value of common stock	$ 2,919	$ 2,649
Benefits paid to partially vested former employees	-	(99)
Transfers to participant-directed investments	(7,887)	(2,525)
Total activity	$ (4,968)	$ 25

NOTE 5—TAX STATUS

The Plan uses a prototype plan document sponsored by the Trustee. The Trustee received an opinion letter from the Internal Revenue Service (“IRS”), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the Code. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 6—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their accounts as of the termination date.

NOTE 7—PARTY-IN-INTEREST TRANSACTIONS

The Plan held 339,730 shares and 353,387 shares of Atlantic American Corporation (the Plan Sponsor) common stock as of December 31, 2010 and 2009, respectively in the Atlantic American Stock Fund.  The fund invests in Atlantic American Corporation common stock and money market funds and had an estimated fair value of $748,687 and $495,884, at December 31, 2010 and 2009, respectively.

Certain investments totaling $1,069,756, held by the Plan at December 31, 2010, are managed by the Trustee and /or its affiliates.  These transactions qualify as party-in-interest transactions.

NOTE 8—SUBSEQUENT EVENT

The Plan restated and amended the Plan document effective May 1, 2011.  There were no significant changes to the provisions of the Plan except as follows:

The Company will automatically increase by 1% the employees’ contribution rate for any participant at that time deferring less than 4%.  This will automatically increase by 1% each year on each subsequent May 1st until the participant reaches a contribution rate of 4%.  Participants will be required to positively opt out to avoid an automatic increase.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN
PLAN NUMBER 001
58-1027114

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost	Current Value
		Cash		$ 951

	Allianz Global Investors	Allianz NFJ Dividend Value Ins. Fund, 55,315 units	(a)	632,246

*	Atlantic American Corporation	Atlantic American Corporation Common Stock Fund, 78,254 units	$634,213	748,687

	Baron Capital, Inc.	Baron Growth Fund, 10,275 units	(a)	526,365

	Columbia Management	Columbia Mid Cap Value Z Fund, 30,661 units	(a)	412,698
		Columbia Small Cap Value II Z Fund, 4,472 units	(a)	61,531

	DFA International	DFA International VL Port INS CL, 8,272 units	(a)	152,037

	Fidelity Investments	Fidelity Puritan Fund, 59,258 units	(a)	1,061,306

	Invesco AIM Management Group, Inc.	Invesco Dynamics I Fund, 23,090 units	(a)	537,071

	Oppenheimer Funds	Oppenheimer Global Opportunities Y Fund, 7,546 units	(a)	225,787

	PIMCO Funds	PIMCO Total Return II (I) Fund, 116,736 units	(a)	1,209,386

	Putnam Investments	Putnam International Capital Opportunity Y Fund, 3,962 units	(a)	141,377

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN
PLAN NUMBER 001
58-1027114

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED

December 31, 2010

	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund, 29,064 units	(a)	1,108,226
		T. Rowe Price Retirement Fund 2005, 14,678 units	(a)	166,307
		T. Rowe Price Retirement Fund 2010, 45,057 units	(a)	688,476
		T. Rowe Price Retirement Fund 2015, 45,193 units	(a)	536,442
		T. Rowe Price Retirement Fund 2020, 3,805 units	(a)	62,204
		T. Rowe Price Retirement Fund 2025, 11,619 units	(a)	139,548
		T. Rowe Price Retirement Fund 2030, 10,401 units	(a)	178,689
		T. Rowe Price Retirement Fund 2035, 8,242 units	(a)	100,635
		T. Rowe Price Retirement Fund 2040, 4,466 units	(a)	77,312
		T. Rowe Price Retirement Fund 2045, 533 units	(a)	6,166
		T. Rowe Price Retirement Fund 2050, 72 units	(a)	695
		T. Rowe Price Retirement Fund 2055, 13 units	(a)	127

	Vanguard Group	Vanguard Mid Cap Index Inv Fund, 8,638 units	(a)	175,441
		Vanguard Small Cap Index Inv Fund, 2,437 units	(a)	84,673
		Vanguard Total Bond Market Index I Fund, 15,770 units	(a)	167,167

*, **	Wells Fargo Bank, NA	Wells Fargo Enhanced Stock Market Fund G, 3,781 units	(a)	365,500
		Wells Fargo Stable Return Fund G, 14,725 units	(a)	704,256

*	Various Plan Participants	Participant loans with varying maturities and interest rates ranging from 5% to 9.25%	-	119,972

	TOTAL			$ 10,391,278

* Indicates party in interest
** Common/collective trusts
(a) Participant-directed

Exhibit 2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Atlantic American Corporation 401(k) Retirement Savings Plan
Atlanta, Georgia

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-90890) of our report dated May 12, 2011, relating to the financial statements and supplemental schedule of Atlantic American Corporation 401(k) Retirement Savings Plan which appear in this Form 11-K.

BDO USA, LLP
Atlanta, Georgia
May 12, 2011